[The TJX Companies, Inc. Letterhead]
May 26, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Tia Jenkins.
Re:	The TJX Companies, Inc. — Responses to Comments on Form 10-K for the fiscal year ended January 29, 2011 and filed March 30, 2011, File No. 1-04908
Dear Ms. Jenkins:
     On behalf of The TJX Companies, Inc. (“TJX”), I am writing to respond to the comments on TJX’s Form 10-K for the fiscal year ended January 29, 2011 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in its letter of May 13, 2011. For your convenience, I have included each comment prior to the response.
1.	Comment: We note your statement that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. In future filings please state clearly, if true, that your disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your DC&P are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance related to your DC&P in future filings. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

TJX Response: In future filings, we will include the conclusion of the principal executive officer and principal financial officer that our DC&P are effective at the reasonable assurance level.

2.	Comment: We note on page F-12 that you may also be contingently liable on up to 13 leases of BJ’s Wholesale Club, a former TJX business, and up to seven leases of Bob’s Stores, also a former TJX business, in addition to those included in the reserve, and that your reserve for discontinued operations does not reflect these leases because you do not believe that the likelihood of future liability to TJX is probable. We further note your disclosure of contingent obligations and contingencies in Note O (pages F-31 to F-32), and under off balance sheet liabilities (page 30). Please advise us of the following:

•	Tell us whether you have determined the likelihood of future liability to TJX for these contingencies to be reasonably possible or remote.

•	To the extent reasonably possible, tell us the aggregate possible loss or range of loss for these contingencies or explain to us why such an estimate cannot be made.

•	Also confirm to us that you will provide the disclosures required by FASB ASC 450-20-50-4 through 50-6, as applicable, in future filings and provide us with the text of your proposed future disclosures as of January 29, 2011.
TJX Response: We have determined the likelihood of future liability to TJX for these contingencies to be remote. Because of this determination, no disclosure is required by FASB ASC 450-20-50-4 through 50-6 in the financial footnotes. In addition, no disclosure is required in Management’s Discussion and Analysis because these assigned leases do not constitute off-balance sheet liabilities, and in any event, because we have determined that the assigned leases are not reasonably likely to have a current or future effect on TJX’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. In future filings, we will either indicate our determination that the likelihood of future liability to TJX for these contingencies is remote or delete the disclosure.

3.	Comment: We note that you have provided for deferred U.S. taxes on all undistributed earnings from your Winners Canadian subsidiary, Marshalls Puerto Rico subsidiary and Italian subsidiary through January 29, 2011, and that all earnings of your other foreign subsidiaries are considered indefinitely reinvested and no U.S. deferred taxes have been provided on those earnings. Please confirm to us that you will provide the disclosures required by FASB ASC 740-30-50-2(b) and 50-2(c) in future filings, and provide us with the text of your proposed future disclosures as of January 29, 2011.

TJX Response: We will provide the disclosures required by FASB ASC 740-30-50-2(b) and 50-2(c) in future filings. The text of the proposed future disclosures as of January 29, 2011 would have been as follows:
As of January 29, 2011, income taxes have not been provided on approximately $590 million of undistributed earnings of foreign subsidiaries because such earnings are considered to be indefinitely reinvested in the business. A determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with the hypothetical calculations.

4.	Comment: We note on page F-29 that you attribute a portion of the increase in your fiscal 2011 effective income tax rate to the effects of repatriation of cash from Europe. Please tell us the amount of cash repatriated from Europe, whether the repatriation was from fiscal 2011 or accumulated prior year Europe earnings, and the resulting income tax effect in fiscal 2011. Also describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested in light of your repatriation from Europe in fiscal 2011 (ASC 740-30-25-19).
TJX Response: The repatriation from Europe was approximately $120 million, all of which was from fiscal 2011 earnings and resulted in an increase of approximately $9 million to income tax expense for the year.
With regard to ASC 740-30-25-17 and 25-19, TJX plans significant future capital expenditures to expand its European business and remodel older European stores and intends to utilize all remaining undistributed European earnings to fund these projects. The fiscal 2011 repatriation was an unusual event precipitated by pending changes to U.S. tax law that would increase taxes on cash repatriations made after December 2010. Therefore, management of TJX has determined that all of the undistributed European earnings will continue to be indefinitely reinvested.
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     As requested, TJX hereby acknowledges that: (i) TJX is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) TJX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call me at (508) 390-2777 if you have any questions or require additional information.
Sincerely,
/s/ Ann McCauley
Ann McCauley
Executive Vice President & General Counsel
cc:	Mary E. Weber, Esq. Ryan Schaffer, Esq.